EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading Symbol: LVN
November 4, 2014	Berlin & Frankfurt: LO9 OTCQX: LVNVF

LEVON ANNOUNCES CLOSING OF USD$1 MILLION PRIVATE PLACEMENT

Levon Resources Ltd. ("Levon" or the "Company") (TSX Symbol: LVN; OTCQX: LVNVF) is pleased to announce that it has closed the private placement (the “Placement”) that was announced on October 24, 2014. Pursuant to the Placement, Levon issued 4,400,000 common shares at a price of CAD$0.25 per share for gross proceeds of USD$1,000,000. The common shares sold in the Placement are subject to a four month hold period under applicable Canadian securities laws which expires on March 5, 2015.

In connection with the Placement, Levon paid a finder's fee consisting of USD$25,000 cash, 110,000 common shares and 132,000 common share purchase warrants (the "Warrants"). Each Warrant is exercisable at a price of $0.26 per share for a period of 12 months following closing of the Placement.

The common shares sold in the Placement have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold in the United States unless registered under the U.S. Securities Act or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction, including in the United States, in which such offer, solicitation or sale would be unlawful.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"
_____________________________
Ron Tremblay
President and Chief Executive Officer

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.